FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

One Franklin Parkway

San Mateo, CA 94403-1906

FRANKLIN TEMPLETON DISTRIBUTORS, INC.

One Franklin Parkway

San Mateo, CA 94403-1906

April 20, 2015

Filed via EDGAR (CIK #0000837274)

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:           Franklin Templeton Variable Insurance Products Trust (Registrant)

                        (File Nos. 033-23493 and 811-05583)

Dear Ms. Nixon:

On behalf of the above-referenced Registrant and its principal underwriter, Franklin Templeton Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (1933 Act), we respectfully request that the effectiveness of Post-Effective Amendment No. 87 to the Registrant’s Registration Statement on Form N-1A filed on April 20, 2015 (April Amendment) under the 1933 Act and the Investment Company Act of 1940, as amended, be accelerated to May 1, 2015.

The Registrant previously filed Post-Effective Amendment No. 86 to the Registrant’s Registration Statement on Form N-1A on February 26, 2015 (February Amendment), pursuant to Rule 485(a)(1) under the 1933 Act, to reflect certain material changes to the principal investment strategies of the Franklin Managed Volatility Global Allocation VIP Fund and a change in the name to Franklin VolSmart Allocation VIP Fund (Fund). The April Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to reflect: (1) a change in the investment manager and one of the portfolio managers of the Fund; (2) responses to comments received from the staff of the U.S. Securities and Exchange Commission with regard to the February Amendment, as described in a separate correspondence; and (3) other minor revisions. As previously discussed, with respect to the change in the investment manager of the Fund: (i) Franklin Alternative Strategies Advisers, LLC, the Fund’s current investment manager, and Franklin Advisers, Inc., the Fund’s proposed new investment manager (Franklin Advisers), are affiliated entities, as they are both wholly owned subsidiaries of Franklin Resources, Inc.; (ii) the Fund does not have any public shareholders, as the assets of the Fund consist solely of the initial seed money invested in the Fund by Franklin Advisers; and (iii) the change in the investment manager and portfolio manager of the Fund is solely a change in the name of, and identifying information relating to, the investment manager and the portfolio manager and does not affect the investment strategies and risks of the Fund or the management fees to be paid by the Fund.  Franklin Advisers, as the sole shareholder of the Fund, will be asked to approve the changes from the February and April Amendments that require the approval of the Fund’s shareholders before the implementation of such changes.

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As noted on the facing page, the April Amendment relates only to the Fund and does not otherwise delete, amend, or supersede any information relating to any of the prospectuses and statement of additional information of the Registrant’s other series of shares.

It is our understanding that you have discussed the possible acceleration of the Registration Statement with Amy C. Fitzsimmons of Stradley Ronon Stevens & Young, LLP (Stradley Ronon). Please contact Ms. Fitzsimmons at (215) 564-8711 or Ms. Kristin H. Ives of Stradley Ronon at (215) 564-8037 if you have any questions or need further information. Thank you for your prompt attention to this matter.

/s/ KAREN L. SKIDMORE                                        /s/STEVEN J. GRAY

Karen L. Skidmore                                                            Steven J. Gray

Secretary and Vice President                                             Vice President

Franklin Templeton Variable Insurance Products Trust   Franklin Templeton Distributors, Inc.

cc:       Kristin H. Ives

            Amy C. Fitzsimmons

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